ROBERTS REALTY INVESTORS, INC.

CONTACT:		FOR IMMEDIATE RELEASE
Charles S. Roberts		November 19, 2014
President
Telephone:	(770) 394-6000
Fax:	(770) 396-6708

ROBERTS REALTY INVESTORS, INC.

ANNOUNCES AGREEMENT FOR $12 MILLION INVESTMENT BY AFFILIATES OF
AVENUE CAPITAL GROUP AND ISLAND CAPITAL GROUP

ATLANTA, GA – Roberts Realty Investors, Inc. (NYSE MKT: RPI) (the “Company”) today announced that it has signed a definitive stock purchase agreement with A-III Investment Partners LLC (A-III), a joint venture between affiliates of Avenue Capital Group and C-III Capital Partners LLC, which is controlled by Island Capital Group LLC. Under the agreement, A-III has agreed to purchase $12.0 million of the Company’s common stock at a purchase price per share to be determined based on an estimate of the Company’s closing date net asset value, which is currently expected to be approximately $1.40 per share. At the closing, the Company also would issue to A-III warrants to purchase up to an additional $38.0 million of the Company’s common stock at an exercise price equal to the same purchase price per share. The actual purchase price for the shares, number of shares to be issued and exercise price of the warrants will be determined immediately before closing and will be subject to a post-closing adjustment upon the sale of the Company’s four existing properties as discussed further below.

The transaction, which has been unanimously approved by the Company’s board of directors, is subject to receipt of shareholder approval at a special meeting of the Company’s shareholders, expected to be held by mid-February of 2015, and other customary closing conditions. Upon the closing, a change in control of the Company would result, with A-III becoming the largest single shareholder of the Company, owning approximately 46% of the Company’s outstanding shares of common stock, or approximately 41% on a diluted basis assuming conversion of the outstanding units of limited partnership interest of the Company’s operating partnership into Company common stock.

Avenue Capital Group is a global investment firm with approximately $14.1 billion under management. Island Capital Group is a leading real estate merchant banking firm that controls portfolio companies and investment funds – including C-III Capital Partners – that collectively own, manage and/or are the servicer for approximately $135 billion of commercial real estate related assets.

Mr. Charles S. Roberts, Roberts Realty’s President, Chief Executive Officer, and Chairman of the Board of Directors, stated: “Since June 2011, we have evaluated a range of strategic alternatives with the goal of maximizing long-term shareholder value, including a potential sale, merger, other business combination, or recapitalization of the Company. We are pleased to have reached this agreement with Island Capital Group and Avenue Capital Group, two global investment managers. If the transaction closes as we expect, the Company will repay all of its debt, will have approximately $1.75 million in working capital, and will be under new leadership with access to a wide array of new potential sources of capital and investment opportunities to fuel the future growth of the Company.”

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Mr. Edward Gellert, Senior Portfolio Manager - Avenue Real Estate Strategy, noted: “We are pleased to join with C-III Capital Partners in this investment and look forward to using our combined network of industry relationships to identify new opportunities to create value for shareholders."

Mr. Robert Lieber, Executive Managing Director of Island Capital Group and C-III Capital Partners, added: “We are eager to partner with the principals of Avenue and their team of seasoned professionals. This investment in the Company presents us with a unique opportunity to continue enhancing our portfolio of strategic real estate assets.”

Immediately after the closing, the Company’s board would be composed of seven directors: two directors affiliated with A-III, four new independent directors, and Mr. Roberts, who will continue to serve as a director of the Company for one year after the closing. The Company’s current management would be replaced by A-III Manager LLC, an external management company owned by A-III, pursuant to a management agreement between the Company and A-III Manager. Key personnel of A-III Manager or its affiliates will be appointed as officers of the Company. The Company’s headquarters would be moved to New York City and the name of the Company would be changed.

The post-closing company is expected to pursue a flexible real estate investment strategy and does not currently anticipate focusing on developing and constructing Atlanta multifamily apartment communities. Given the change in focus of the Company’s business, it is expected that the Company would sell its four land parcels, all of which are under development and are located in metropolitan Atlanta. If the actual net sales proceeds of the four properties are less than the estimated amount used to calculate the closing date net asset value, the Company will issue to A-III, as a purchase price adjustment, an additional number of shares of common stock, and the exercise price of the warrants will be reduced to be equal to the adjusted purchase price per share.

After the closing, Mr. Roberts will be an Executive Vice President of the Company until one year from the closing date. He will be responsible for the marketing process for the properties, including positioning the properties for sale, identifying buyers, and negotiating the terms of sale. All sales will be subject to approval by the Company’s board of directors.

During the due diligence phase of the transaction, an error was discovered in the calculation of the 95% gross income test for purposes of the Company’s qualification as a REIT under the Internal Revenue Code in the tax year ending December 31, 2009. As a result, the Company’s board of directors, including its audit committee, concluded on November 17, 2014 that the Company has failed to qualify to be taxed as a REIT for federal income tax purposes for the tax year ending December 31, 2009 and for the periods since that date, and, accordingly, the Company’s previously issued financial statements included in its SEC filings after December 31, 2008 should no longer be relied upon. With the assistance of its independent accountants, the Company is in the process of determining the effect of its failure to qualify as a REIT during those periods on the Company’s previously filed historical financial statements and on its interim financial statements for the three and nine month periods ended September 30, 2014. When the Company completes that determination, it will disclose it publicly and make any required SEC filings. The Company expects to be able to elect REIT status again in 2015 or 2016.

The Company’s articles of incorporation presently limit ownership by any one shareholder to 3.7% of the outstanding shares of its common stock, except that Mr. Roberts can beneficially own up to 35% of the outstanding shares. To permit A-III to invest $12.0 million, the Company agreed in the stock purchase agreement to amend its articles of incorporation to eliminate the ownership restrictions as a condition to closing.

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The stock purchase agreement includes customary representations and warranties, and the closing is subject to standard closing conditions. Each party has the right to terminate the stock purchase agreement for the reasons described in the stock purchase agreement.

A-III’s financial advisor was The CenterCap Group, LLC. A-III was represented by Hunton & Williams LLP. Roberts Realty was represented by Nelson Mullins Riley & Scarborough LLP and Alston & Bird LLP.

The above description of the proposed transaction is only a summary, and you are encouraged to read the Company’s Current Report on Form 8-K, which the Company intends to file shortly after this press release is issued and which will be available free of charge at the SEC’s website at www.sec.gov. The stock purchase agreement will be filed as an exhibit to that Form 8-K.

About Roberts Realty

Roberts Realty Investors, Inc. is a real estate company located in Atlanta, Georgia that owns (a) three tracts of land totaling 71 acres, zoned for 584 multifamily apartment units, that are in various phases of development; and (b) a 10-acre transit-oriented site that is zoned for a mixed-use development consisting of 236 multifamily units, 120 condominium units, 210,000 square feet of office space, and 56,000 square feet of street-level retail space. All four properties are located in the north Atlanta metropolitan area.

About A-III Investment Partners LLC

A-III is a 50/50 joint venture between Infinity REIT Partners LLC and C-III REIT Manager LLC.

The sole member of Infinity REIT Partners LLC is Avenue Real Estate Management LLC, an affiliate of Avenue Capital Group, a global investment firm that manages approximately $14.1 billion in assets and is headquartered in New York, with offices in London, Luxembourg, Madrid, Munich, and four offices throughout Asia. The firm was founded in 1995 by Marc Lasry and Sonia Gardner. Avenue draws on the skills and experience of approximately 200 employees and its two founders.

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The sole member of C-III REIT Manager LLC is C-III Capital Partners LLC, a leading commercial real estate services company engaged in a broad range of activities, including primary and special loan servicing (it is one of the largest special servicers in the U.S.), loan origination, fund management, CDO management, principal investment, online capital markets, title services and commercial and multifamily property management. C-III’s principal place of business is located in Irving, TX, with additional offices in New York, NY (C-III corporate and Island Capital headquarters), Greenville, SC and Nashville, TN. C-III Capital Partners is controlled by Island Capital Group LLC, a leading international real estate merchant banking firm specializing in real estate investing, real estate operating businesses and real estate securities. Island Capital was founded by Andrew Farkas in 2003 immediately following the merger of Insignia Financial Group Inc. (which he founded in 1990) with CB Richard Ellis.

A-III is the sole member of A-III Manager LLC, which will be the external manager for the Company upon the closing of the transaction. The Company expects that A-III Manager LLC will use resources provided to it by A-III and its affiliates, as necessary.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Some of the forward-looking statements relate to our intent, belief, or expectations regarding the Company’s future prospects and strategy, the determination of the effects of the Company’s failure to qualify as a REIT on its financial statements, the closing of the stock purchase agreement, the timing of such closing, the estimated purchase price per share and warrant exercise price, obtaining the required shareholder approval for the stock purchase agreement and related matters and for the amendment to the Company’s articles of incorporation, and the Company’s election to become a REIT again. These statements involve risks and uncertainties that include: the timing, expense, and effects of the Company’s failure to qualify as a REIT; the satisfaction of conditions to closing, including obtaining the requisite approval of the Company’s shareholders; the date of the special meeting of shareholders; the timing of the closing of the transaction; the actual net proceeds from the sale of the Company’s properties; the final purchase price per share and the final exercise price of the warrants as adjusted post-closing according to the stock purchase agreement; and whether the Company will be able in the future to satisfy the IRS’ requirements to become a REIT again. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. For more information about other risks and uncertainties we face, please see the sections in our most recent annual report on Form 10-K and our most recent quarterly report on Form 10-Q entitled “Risk Factors.”

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Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the approval of the proposed issuance of securities to A-III by the Company, the proposed amendment to the Company’s articles of incorporation, and related matters. The Company intends to file relevant materials with the SEC, including the Company’s proxy statement in preliminary and definitive form. Shareholders of the Company are strongly advised to read all relevant documents filed with the SEC, including the Company’s definitive proxy information statement when it is filed with the SEC and mailed, because these documents will contain important information about the proposed transaction. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, the Company will also provide copies of these documents for free to investors who direct their requests to Roberts Realty Investors, Inc., c/o Secretary, 375 Northridge Road, Suite 330, Atlanta, Georgia 30350.

Participants in Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of the Company’s common stock in respect of the proposed transaction. Information about the directors and executive officers of the Company is set forth in the Company’s Annual Report on Form 10-K, which was filed with the SEC on March 6, 2014. Investors may obtain additional information regarding the interest of those participants by reading the definitive proxy statement regarding the proposed transaction when it becomes available.

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